(As filed March 22, 2001)

                                                                File No. 70-9775

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       to
                           APPLICATION OR DECLARATION
                                       ON
                                   FORM U-1/A
                                      under
                 The Public Utility Holding Company Act of 1935

                    ----------------------------------------

                    AMEREN ENERGY FUELS AND SERVICES COMPANY
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

               (Name of company or companies filing this statement
                   and address of principal executive offices)

                    -----------------------------------------

                               AMEREN CORPORATION

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                    -----------------------------------------

                       Steven R. Sullivan, Vice President,
                          General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)

                    -----------------------------------------

     The Commission is requested to mail signed copies of all orders, notices and communications to:

          Joseph H. Raybuck, Esq.            William T. Baker, Jr., Esq.
          Ameren Services Company            Thelen Reid & Priest LLP
          1901 Chouteau Avenue               40 West 57th Street
          St. Louis, Missouri 63103          New York, New York 10019-4097

     The Application/Declaration filed in this proceeding on October 18, 2000, is hereby amended as follows:

     1.   ITEM 1 - DESCRIPTION OF PROPOSED TRANSACTION, is amended and restated
                   -----------------------------------
to read as follows:

     1.1. Introduction. Ameren Corporation ("Ameren"), whose principal business
          ------------
address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Ameren owns all of the issued and outstanding common stock of Union Electric Company ("Union Electric") and Central Illinois Public Service Company ("CIPS"), each of which is an electric and gas utility company. Together, Union Electric and CIPS provide retail and wholesale electric service to approximately 1.5 million customers and retail natural gas service to approximately 300,000 customers in a 24,500 square-mile area of Missouri and Illinois. For the year ended December 31, 1999, Ameren reported total operating revenues of $3,523,631,000, of which approximately 93.3% were derived from electric operations and 6.5% from gas operations.

     In addition to its two public utility subsidiaries, Ameren owns all of the issued and outstanding common stock of five non-utility subsidiary companies, as follows:

     (1) Ameren Services Company ("Ameren Services"), a subsidiary service company.

     (2) CIPSCO Investment Company, which manages various non-utility investments.

     (3) Ameren Energy, Inc. ("Ameren Energy"), an "energy-related company" within the meaning of Rule 58 that engages in marketing and brokering of electricity, gas and other energy commodities and which also acts as agent for Union Electric in connection with the brokering and marketing of electricity and other energy commodities.2

     (4) Ameren Development Company (Ameren Development"), an intermediate non-utility holding company that was formed to acquire and hold the securities of other exempt and authorized non-utility subsidiaries and investments.3
Ameren Development's direct and indirect subsidiaries include Ameren Energy Communications, Inc., an "exempt telecommunications company" within the meaning of Section 34 of the Act, and Ameren ERC, Inc., an "energy-related company" within the meaning of Rule 58 that engages in various activities permitted under such rule (chiefly, steam production and sales and fuel transportation).


------------------------
1    See Ameren Corporation, et al., Holding Co. Act Release No. 26809 (Dec. 30,
     1997).

2    See Ameren Corporation, et al., Holding Co. Act Release No. 27053 (July 23,
     1999) (the "1999 Order").

3    Id.

     (5) Ameren Energy Resources Company ("Ameren Resources") is also an intermediate non-utility holding company that holds the securities of other exempt and authorized non-utility companies. Ameren Resources owns all of the issued and outstanding common stock of Ameren Energy Development Company ("Ameren Energy Development"), an "exempt wholesale generator" ("EWG") within the meaning of Section 32 of the Act.4 Ameren Energy Development engages in development activities relating to EWGs and holds all of the issued and outstanding common stock of Ameren Energy Generating Company ("Ameren GenCo"), which is also an EWG.5 Ameren GenCo was formed to acquire all of the generating assets of CIPS, which occurred in May 2000, and, in addition, is the vehicle through which Ameren intends to construct approximately 3000 MW of new gas-fired generation in the Midwest. Ameren Resources also holds all of the common stock of Ameren Energy Fuels and Services Company ("Ameren Fuels"), which will engage in businesses permitted by Rule 58 (as discussed below), Illinois Materials Supply Co., a "special-purpose subsidiary" within the meaning of the 1999 Order that manages materials acquisition for Ameren's EWG projects in Illinois, and Ameren Energy Marketing Company, an "energy-related company" under Rule 58 that was formed to market the electrical output of Ameren GenCo.

     An organizational chart of the Ameren system is filed herewith as Exhibit
E.

     1.2  Requested Approval. Ameren Fuels requests authorization to provide
          ------------------
fuel procurement and natural gas supply services to (including acting as agent for) Union Electric and CIPS. Such services, which are similar to those that Ameren Services currently provides to Union Electric and CIPS, would be provided "at cost" in accordance with Section 13(b) of the Act and Rules 90 and 91 thereunder. Ameren Fuels proposes to provide such services pursuant to the terms of the Fuel and Natural Gas Services Agreement (the "Agreement") filed herewith as Exhibit B. The Agreement includes provisions to protect the interests of Ameren's state utility regulators and the retail customers of Union Electric and CIPS.

     The Agreement has been filed with the Missouri and Illinois public utilities commissions. Ameren Fuels will employ an accounting system that will enable it to identify, track and properly allocate direct and indirect costs associated with all of its activities.

     1.3  Reason for Proposed Services Agreement. As indicated, Ameren Fuels was
          --------------------------------------
formed to engage in fuels-related businesses that are permitted by Rule 58, specifically, (i) marketing of energy commodities, including coal and natural gas, and (ii) ownership and operation of fuel procurement, transportation, handling and storage facilities. A significant and growing focus of Ameren Fuels' business will be on the unregulated operations of Ameren and on the competitive marketplace for the services and energy commodities it sells. Specifically, Ameren Fuels will provide fuel, natural gas, and related procurement and management services to Ameren GenCo, as well as to other utility


------------------------
4    See Ameren Energy Development Company, 92 FERC P. 62,238 (June 29, 2000).

5    See Ameren Energy Generating Company, 92 FERC P. 62,023 (July 14, 2000).

companies and unaffiliated energy marketers, independent power generators, and industrial companies. Ameren Fuels is also investigating opportunities to acquire or construct coal handling, coal washing and fuel and gas storage facilities, primarily in the Midwest.

     For the near term, Ameren Fuels will be staffed by approximately 29 individuals who currently are employees of Ameren Services. Ameren Fuels expects to hire additional employees who will devote most of their time to new business development and fuel infrastructure management activities that are unrelated to Ameren's core business. The individuals who will be transferred from Ameren Services have devoted most of their time to providing fuel procurement and gas supply services to Union Electric and CIPS. However, with the transfer of CIPS' generating plants to Ameren GenCo, the planned addition of nearly 3000 MW of new gas-fired generation in Ameren GenCo, and Ameren's strategic decision to aggressively compete in the Midwest market for fuels and fuel services through other non-utility subsidiaries and ventures, it is anticipated that these individuals will eventually devote less than half of their time to rendering services to Union Electric and CIPS. Nevertheless, there will be a continuing need for these employees to devote some part of their time to fuel procurement and gas supply activities associated with Union Electric's and CIPS' utility operations.

     Ameren has concluded that it would be inefficient and uneconomic to duplicate the talents and experience of the employees who will be transferred to Ameren Fuels, as well as the systems used to manage fuel and natural gas procurement, to serve both Union Electric and CIPS and also Ameren's exempt subsidiaries and unaffiliated third parties. At the same time, in order to position itself in the competitive marketplace for fuels and fuel-related services, Ameren concluded that it would be necessary to expand the resources and capabilities of Ameren Services' fuel procurement and gas supply departments in areas such as gas supply for generation, new business development and asset management. Among other considerations, gas supply for electric generation will require a certain set of skills and experience that is somewhat different from the skills and experience required for gas supply for the gas distribution operations of Union Electric and CIPS, where the price pass-through under the purchase gas adjustment clause minimizes price risk.6 The commitment to these additional resources and capabilities would involve significant costs and business risks that should not be borne by Union Electric and CIPS. As a result, Ameren determined that it would be inappropriate to pursue its new business strategy through Ameren Services, which was organized primarily to perform services to Union Electric and CIPS.

     Further, Ameren concluded that expanding its non-core business related fuel activities through Ameren Services, rather than through a separate new company, would expose Ameren Services to unacceptable business risks, including the risk of loss on transactions with unaffiliated third parties, which could have an adverse impact on Ameren Services' overall cost of providing essential services


------------------------
6 The gas-fired generating units that Ameren GenCo will add will double the total amount of natural gas purchased and transported by the gas supply department.

to Union Electric and CIPS. Ameren believes that this conclusion is consistent with Commission regulatory policies that have historically disfavored the use of Commission-approved service companies to engage in significant business activities with unaffiliated third parties. In addition to exposing Ameren Services to potential business risks, any expansion of Ameren Services' current workforce and any acquisition of additional resources primarily, or even solely, to serve exempt associate companies (like Ameren GenCo) or unaffiliated third parties would require a commitment of significant new capital to Ameren Services. 7

     1.4  Reports under Rule 24. Ameren will include under Item 8 of its Form
          ---------------------
U5S annual report information prescribed by that item with respect to the services provided by Ameren Fuels under the authority granted by the order in this proceeding.

     2.   ITEM 3 - APPLICABLE STATUTORY PROVISIONS, is amended and restaed to
                   -------------------------------
read as follows:

     3.1  General. Section 13(b) and Rules 90 and 91 thereunder are applicable
          -------
to the proposed transaction.

     3.2  Rule 54 Analysis. The transactions proposed herein are also subject to
          ----------------
Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Ameren has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Ameren system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of


------------------------
7 Although the Act does not bar an authorized service company from performing services for or otherwise engaging in business dealings with unaffiliated third parties, there have been relatively few instances in which the Commission has authorized such activities, and in most cases the Commission has narrowly limited the amount or types of services that a system service company may perform for non-affiliates. In Central and South West Services, Inc., Holding Co. Act Release Nos. 25132 (Aug. 10, 1990) and 25714 (Dec. 18, 1992), for example, the Commission authorized Central and South West Services, Inc. ("CSW Services") to license and sell specialized computer software programs developed in connection with providing services to its affiliated utilities to third parties and provide support services to licensees and purchasers of the software, subject to the qualification that CSW Services could not add equipment or personnel for the purpose of pursuing third-party business and a narrow limitation on the amount of expenditures that CSW Services could make on the development and marketing of software. More typically, registered holding companies have organized separate subsidiaries to engage in non-affiliate business activity. See e.g., Southern Company, Holding Co. Act Release No. 22132 (July 17, 1981); American Electric Power Company, Inc., Holding Co. Act Release No. 22468 (Apr. 21, 1982); and Entergy Corp., Holding Co. Act Release No. 25848 (July 8, 1993).

copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

     Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." Ameren's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs is currently equal to 25.1% of Ameren's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended September 30, 2000 ($1,541,812,000).

     3.   ITEM 4 - REGULATORY APPROVALS, is amended and restated to read as
                   --------------------
follows:

     The Illinois Commerce Commission has approved the Fuel and Natural Gas Services Agreement. In addition, the Fuel and Natural Gas Services Agreement has been filed with, but does not require prior approval by, the Missouri Public Service Commission. No other state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

     4.   The following additional exhibits, as listed in ITEM 6 - EXHIBITS AND
                                                                   ------------
FINANCIAL STATEMENTS, are hereby filed:
--------------------------------------

          B    Form of Fuel and Natural Gas Services Agreement (Revised).

          D-1  Application to Illinois Commerce Commission.

          D-2  Order of Illinois Commerce Commission.

          F    Opinion of Counsel.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

                                        AMEREN ENERGY FUELS AND
                                             SERVICES COMPANY


                                        By: /s/ Steven R. Sullivan
                                                ------------------
                                        Name:   Steven R. Sullivan
                                        Title:  Vice President, General Counsel
                                                and Secretary

Date:   March 22, 2001